Uranium Energy Corp
Common Shares
916896103
May 31, 2006


CUSIP 916896103
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 2,250,000

6. n/a

7. 2,250,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Uranium Energy Corp.
(b) Austin Centre
    701 Brazos, Suite 500 PMB#
    Austin, TX 78701
    United States

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 916896103

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 2,250,000
    (ii) n/a
    (iii) 2,250,000
    (iv)  n/a

Item 5
N/A

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
June 9, 2006
Neal Nenadovic
Chief Financial Officer